Exhibit 99.3

CHARTERED SEMICONDUCTOR MANUFACTURING LTD

Supplementary Information for the Year Ended December 31, 2004

CHARTERED SEMICONDUCTOR MANUFACTURING LTD
AND SUBSIDIARIES

INDEX

Page Number
Report of the Directors	S-1
Statement by Directors	S-15
Report of Independent Registered Public Accounting Firm	S-16
Additional Information	A-1 to A-5

CHARTERED SEMICONDUCTOR MANUFACTURING LTD
REPORT OF THE DIRECTORS
FOR THE YEAR ENDED DECEMBER 31, 2004

Directors’ Report

We are pleased to submit this annual report to the members of the Company together with the audited unconsolidated and consolidated financial statements for the year ended December 31, 2004.

Directors

The directors in office at the date of this report are as follows:-

James A. Norling	(Chairman)
Lim Ming Seong	(Deputy Chairman)
Chia Song Hwee	(President and CEO)
Philip Tan Yuen Fah	(Chairman of Audit Committee)
Sum Soon Lim
Robert Edmund La Blanc
Andre Borrel
Charles E Thompson
Tsugio Makimoto
Tay Siew Choon
Peter Seah Lim Huat

Directors’ Interests

According to the register kept by the Company for the purposes of Section 164 of the Companies Act, Chapter 50 (the “Act”), particulars of interests of directors who held office at the end of the financial year (including those held by their spouses and infant children) in shares, debentures and share options of the Company and in related corporations are as follows:

	At beginning	At end of
	of the year	the year

The Company — Ordinary shares of S$0.26 each fully paid

James A. Norling	36,000	36,000
Chia Song Hwee	242,616	242,616
Sum Soon Lim	350,000	408,618
Robert Edmund La Blanc	48,384	90,254
Andre Borrel	36,060	36,060
Charles E Thompson	33,880	75,750
Tsugio Makimoto	19,000	19,000

CHARTERED SEMICONDUCTOR MANUFACTURING LTD
REPORT OF THE DIRECTORS
FOR THE YEAR ENDED DECEMBER 31, 2004

Directors’ Interests (cont’d)

			Exercise
	At beginning	At end of	Price	Exercise
	of the year	the year	S$	period

The Company — Options to subscribe for ordinary shares of S$0.26 each

James A. Norling	58,609	58,609	4.05	28/03/2002 to 28/03/2006
	58,609	58,609	4.26	15/08/2002 to 15/08/2006
	58,609	58,609	3.46	22/02/2003 to 22/02/2007
	1,172,195	1,172,195	3.88	01/05/2002 to 01/05/2012
	58,609	58,609	1.86	30/08/2003 to 30/08/2007
	50,000	50,000	0.72	28/02/2004 to 28/02/2008
	60,000	60,000	1.10	29/08/2004 to 29/08/2008
	—	110,000	1.70	27/02/2005 to 27/02/2009

Lim Ming Seong	58,609	58,609	4.05	28/03/2002 to 28/03/2006
	58,609	58,609	4.26	15/08/2002 to 15/08/2006
	58,609	58,609	3.46	22/02/2003 to 22/02/2007
	58,609	58,609	1.86	30/08/2003 to 30/08/2007
	45,000	45,000	0.72	28/02/2004 to 28/02/2008
	45,000	45,000	1.10	29/08/2004 to 29/08/2008
	—	90,000	1.70	27/02/2005 to 27/02/2009

Chia Song Hwee	10,467	10,467	1.18	28/10/1997 to 28/10/2006
	20,935	20,935	1.00	28/11/1998 to 28/11/2007
	61,704	61,704	0.80	30/11/1998 to 29/11/2008
	26,444	26,444	0.80	30/04/1999 to 29/04/2009
	234,439	234,439	2.86	29/10/1999 to 29/10/2009
	70,331	70,331	2.86	29/04/2000 to 29/10/2009
	410,268	410,268	14.24	06/04/2001 to 06/04/2010
	527,487	527,487	10.12	03/10/2001 to 03/10/2010
	263,743	263,743	4.05	28/03/2002 to 28/03/2011
	263,743	263,743	4.26	15/08/2002 to 15/08/2011
	234,439	234,439	3.46	22/02/2003 to 22/02/2012
	2,344,391	2,344,391	1.86	30/08/2003 to 30/08/2012
	300,000	300,000	0.72	28/02/2004 to 28/02/2013
	700,000	700,000	1.10	29/08/2004 to 29/08/2013
	—	1,000,000	1.70	27/02/2005 to 27/02/2014
	—	220,000	1.02	30/07/2004 to 30/07/2014

Sum Soon Lim	16,748	—	0.94	15/11/1996 to 07/10/2004
	41,870	—	0.80	30/04/1999 to 07/10/2004
	70,331	Options expired	2.86	29/04/2000 to 29/10/2004
	23,443	Options expired	2.86	29/10/2000 to 29/10/2004
	93,775	93,775	14.24	06/04/2001 to 06/04/2005
	93,775	93,775	10.12	03/10/2001 to 03/10/2005
	46,887	46,887	4.05	28/03/2002 to 28/03/2006
	46,887	46,887	4.26	15/08/2002 to 15/08/2006
	46,887	46,887	3.46	22/02/2003 to 22/02/2007
	46,887	46,887	1.86	30/08/2003 to 30/08/2007
	25,000	25,000	0.72	28/02/2004 to 28/02/2008
	35,000	35,000	1.10	29/08/2004 to 29/08/2008
	—	60,000	1.70	27/02/2005 to 27/02/2009

CHARTERED SEMICONDUCTOR MANUFACTURING LTD
REPORT OF THE DIRECTORS
FOR THE YEAR ENDED DECEMBER 31, 2004

Directors’ Interests (cont’d)

			Exercise
	At beginning	At end of	Price	Exercise
	of the year	the year	S$	period

The Company — Options to subscribe for ordinary shares of S$0.26 each

Robert Edmund La Blanc	41,870	—	0.86	30/11/1999 to 07/10/2004
	11,721	Options expired	2.86	29/04/2000 to 29/10/2004
	11,721	Options expired	2.86	29/10/2000 to 29/10/2004
	23,443	23,443	14.24	06/04/2001 to 06/04/2005
	58,609	58,609	10.12	03/10/2001 to 03/10/2005
	29,304	29,304	4.05	28/03/2002 to 28/03/2006
	29,304	29,304	4.26	15/08/2002 to 15/08/2006
	29,304	29,304	3.46	22/02/2003 to 22/02/2007
	29,304	29,304	1.86	30/08/2003 to 30/08/2007
	25,000	25,000	0.72	28/02/2004 to 28/02/2008
	35,000	35,000	1.10	29/08/2004 to 29/08/2008
	—	60,000	1.70	27/02/2005 to 27/02/2009

Andre Borrel	42,199	Options expired	2.86	29/04/2000 to 29/10/2004
	23,443	Options expired	2.86	29/10/2000 to 29/10/2004
	93,775	93,775	14.24	06/04/2001 to 06/04/2005
	93,775	93,775	10.12	03/10/2001 to 03/10/2005
	46,887	46,887	4.05	28/03/2002 to 28/03/2006
	46,887	46,887	4.26	15/08/2002 to 15/08/2006
	46,887	46,887	3.46	22/02/2003 to 22/02/2007
	46,887	46,887	1.86	30/08/2003 to 30/08/2007
	40,000	40,000	0.72	28/02/2004 to 28/02/2008
	45,000	45,000	1.10	29/08/2004 to 29/08/2008
	—	85,000	1.70	27/02/2005 to 27/02/2009

Charles E Thompson	41,870	—	0.86	30/11/1999 to 07/10/2004
	35,165	Options expired	2.86	29/04/2000 to 29/10/2004
	23,443	Options expired	2.86	29/10/2000 to 29/10/2004
	58,609	58,609	14.24	06/04/2001 to 06/04/2005
	58,609	58,609	10.12	03/10/2001 to 03/10/2005
	29,304	29,304	4.05	28/03/2002 to 28/03/2006
	29,304	29,304	4.26	15/08/2002 to 15/08/2006
	29,304	29,304	3.46	22/02/2003 to 22/02/2007
	29,304	29,304	1.86	30/08/2003 to 30/08/2007
	25,000	25,000	0.72	28/02/2004 to 28/02/2008
	35,000	35,000	1.10	29/08/2004 to 29/08/2008
	—	60,000	1.70	27/02/2005 to 27/02/2009

CHARTERED SEMICONDUCTOR MANUFACTURING LTD
REPORT OF THE DIRECTORS
FOR THE YEAR ENDED DECEMBER 31, 2004

Directors’ Interests (cont’d)

			Exercise
	At beginning	At end of	Price	Exercise
	of the year	the year	S$	period

The Company — Options to subscribe for ordinary shares of S$0.26 each

Tsugio Makimoto	11,721	11,721	14.24	06/04/2001 to 06/04/2005
	58,609	58,609	10.12	03/10/2001 to 03/10/2005
	29,304	29,304	4.05	28/03/2002 to 28/03/2006
	29,304	29,304	4.26	15/08/2002 to 15/08/2006
	29,304	29,304	3.46	22/02/2003 to 22/02/2007
	29,304	29,304	1.86	30/08/2003 to 30/08/2007
	25,000	25,000	0.72	28/02/2004 to 28/02/2008
	35,000	35,000	1.10	29/08/2004 to 29/08/2008
	—	60,000	1.70	27/02/2005 to 27/02/2009

Peter Seah Lim Huat	23,443	23,443	3.46	22/02/2003 to 22/02/2007
	46,887	46,887	1.86	30/08/2003 to 30/08/2007
	40,000	40,000	0.72	28/02/2004 to 28/02/2008
	45,000	45,000	1.10	29/08/2004 to 29/08/2008
	—	85,000	1.70	27/02/2005 to 27/02/2009

Tay Siew Choon	23,443	23,443	4.26	15/08/2002 to 15/08/2006
	29,304	29,304	3.46	22/02/2003 to 22/02/2007
	234,439	234,439	3.88	01/05/2002 to 01/05/2007
	46,887	46,887	1.86	30/08/2003 to 30/08/2007
	25,000	25,000	0.72	28/02/2004 to 28/02/2008
	35,000	35,000	1.10	29/08/2004 to 29/08/2008
	—	60,000	1.70	27/02/2005 to 27/02/2009

Philip Tan Yuen Fah	—	85,000	1.70	27/02/2005 to 27/02/2009

Related Corporations

	At beginning	At end of
	of the year	the year

CapitaLand Limited — Ordinary shares of S$1.00 each fully paid

Lim Ming Seong	13,250	13,250
Peter Seah Lim Huat	113,000	113,000

			Exercise
	At beginning	At end of	Price	Exercise
	of the year	the year	S$	period

CapitaLand Limited — Options to subscribe for ordinary shares of S$1.00 each

Sum Soon Lim	107,700	107,700	##2.10	13/06/2001 to 11/06/2005
	80,000	80,000	##2.06	05/08/2001 to 03/08/2005
	150,000	150,000	##2.02	19/06/2002 to 18/06/2006
	100,000	100,000	##1.32	11/05/2003 to 10/05/2007
	100,000	##132,000	##1.00	01/03/2004 to 28/02/2008
	—	##100,000	##1.33	28/02/2005 to 27/02/2009

CHARTERED SEMICONDUCTOR MANUFACTURING LTD
REPORT OF THE DIRECTORS
FOR THE YEAR ENDED DECEMBER 31, 2004

Directors’ Interests (cont’d)

Related Corporations (cont’d)

			Exercise
	At beginning	At end of	Price	Exercise
	of the year	the year	S$	period

CapitaLand Limited — Options to subscribe for ordinary shares of S$1.00 each (cont’d)

Peter Seah Lim Huat	90,000	90,000	##1.32	11/05/2003 to 10/05/2007
	90,000	##118,800	##1.00	01/03/2004 to 28/02/2008
	—	##90,000	##1.33	28/02/2005 to 27/02/2009

Tay Siew Choon	53,850	53,850	##1.91	13/06/2001 to 11/06/2005
	50,000	50,000	##1.85	19/06/2002 to 18/06/2006
	40,000	40,000	##1.19	11/05/2003 to 10/05/2007
	19,000	##23,940	##1.00	01/03/2004 to 28/02/2013

	At beginning	At end of
	of the year	the year

CapitaMall Trust Management Limited (Unit holdings in CapitaMall Trust)

Lim Ming Seong	11,000	12,100
Sum Soon Lim	50,000	55,000
Peter Seah Lim Huat	55,000	60,500
Tay Siew Choon	—	1,049,000

CapitaCommercial Trust Management Limited (Unit holdings in CapitaCommerical Trust)

Lim Ming Seong	—	2,650
Peter Seah Lim Huat	—	22,600

			Exercise
	At beginning	At end of	Price		Exercise
	of the year	the year	S$		period

Global Crossing Limited — Options to subscribe for common shares of US$0.01 each pursuant to STT Communication Share Option Plan 2004

Lim Ming Seong	—	11,000	US$	10.16	12/01/2005 to 11/01/2014
Peter Seah Lim Huat	—	40,000	US$	10.16	12/01/2005 to 11/01/2014
Sum Soon Lim	—	11,000	US$	10.16	12/01/2005 to 11/01/2014
Tay Siew Choon	—	11,000	US$	10.16	12/01/2005 to 11/01/2014

Green Dot Internet Services Pte Ltd — Options to subscribe for ordinary shares of S$1.00 each

Tay Siew Choon	16,627	16,627		1.00	12/03/2003 to 11/03/2013
	—	10,466		1.00	01/04/2004 to 31/03/2014

CHARTERED SEMICONDUCTOR MANUFACTURING LTD
REPORT OF THE DIRECTORS
FOR THE YEAR ENDED DECEMBER 31, 2004

Directors’ Interests (cont’d)

Related Corporations (cont’d)

			Exercise
	At beginning	At end of	Price	Exercise
	of the year	the year	Rp	period

PT Indonesian Satellite Corporation Tbk (“Indosat”) — Options to subscribe for Series B common shares of Rp 100 each###

Sum Soon Lim	135,000	135,000	1,567.44	01/08/2004 to 31/07/2005
	—	135,000	3,702.60	01/08/2005 to 31/07/2006

Peter Seah Lim Huat	150,000	150,000	1,567.44	01/08/2004 to 31/07/2005
	—	150,000	3,702.60	01/08/2005 to 31/07/2006

	At beginning	At end of
	of the year	the year

Raffles Holdings Limited — Ordinary shares of S$0.50 each fully paid

Lim Ming Seong	12,000	12,000
Tay Siew Choon	10,000	10,000

Singapore Computer Systems Limited — Ordinary shares of S$0.25 each fully paid

Tay Siew Choon	771,000	971,000
Tay Siew Choon#	400,000	200,000

			Exercise
	At beginning	At end of	Price	Exercise
	of the year	the year	S$	period

Singapore Computer Systems Limited — Options to subscribe for ordinary shares of S$0.25 each

Tay Siew Choon	80,000	80,000	2.20	19/10/2001 to 18/10/2005
	100,000	100,000	2.08	15/03/2002 to 14/03/2006
	75,000	75,000	1.55	08/03/2003 to 07/03/2007
	75,000	75,000	0.86	22/02/2004 to 21/02/2008
	—	75,000	0.84	30/04/2005 to 29/04/2009

	At beginning	At end of
	of the year	the year

Singapore Telecommunications Ltd — Ordinary shares of S$0.15 each fully paid

Lim Ming Seong	3,620	3,390
Chia Song Hwee	1,820	1,690
Sum Soon Lim	3,510	3,259
Peter Seah Lim Huat	3,420	3,176
Tay Siew Choon	3,220	2,990
Philip Tan Yuen Fah	3,620	3,370

CHARTERED SEMICONDUCTOR MANUFACTURING LTD
REPORT OF THE DIRECTORS
FOR THE YEAR ENDED DECEMBER 31, 2004

Directors’ Interests (cont’d)

Related Corporations (cont’d)

	At beginning	At end of
	of the year	the year
Singapore Technologies Engineering Ltd — Ordinary shares of S$0.10 each fully paid

Philip Tan Yuen Fah	25,686	25,686

			Exercise
	At beginning	At end of	Price	Exercise
	of the year	the year	S$	period

Singapore Technologies Engineering Ltd — Options to subscribe for ordinary shares of S$0.10 each

Lim Ming Seong	15,000	15,000	2.29	08/02/2003 to 07/02/2007
	7,500	7,500	1.79	07/02/2004 to 06/02/2008
	7,500	7,500	1.86	12/08/2004 to 11/08/2008
	—	7,500	2.09	10/02/2005 to 09/02/2009
	—	7,500	2.12	11/08/2005 to 10/08/2009

Sum Soon Lim	25,000	25,000	2.72	20/02/2002 to 19/02/2006
	19,000	19,000	2.29	08/02/2003 to 07/02/2007

Peter Seah Lim Huat	89,000	89,000	1.92	13/08/2003 to 12/08/2007
	44,500	44,500	1.79	07/02/2004 to 06/02/2008
	40,500	40,500	1.86	12/08/2004 to 11/08/2008
	—	44,500	2.09	10/02/2005 to 09/02/2009
	—	44,500	2.12	11/08/2005 to 10/08/2009

Philip Tan Yuen Fah	95,000	95,000	2.72	20/02/2002 to 19/02/2006
	55,000	55,000	2.29	08/02/2003 to 07/02/2007
	27,500	27,500	1.79	07/02/2004 to 06/02/2008
	27,500	27,500	1.86	12/08/2004 to 11/08/2008

	At beginning	At end of
	of the year	the year
SembCorp Industries Ltd — Ordinary shares of S$0.25 each fully paid

Lim Ming Seong	91,551	91,551
Tay Siew Choon	54,598	54,598

CHARTERED SEMICONDUCTOR MANUFACTURING LTD
REPORT OF THE DIRECTORS
FOR THE YEAR ENDED DECEMBER 31, 2004

Directors’ Interests (cont’d)

Related Corporations (cont’d)

			Exercise
	At beginning	At end of	Price	Exercise
	of the year	the year	S$	period

SembCorp Industries Ltd — Options to subscribe for ordinary shares of S$0.25 each

Tay Siew Choon	500,000	500,000	2.26	20/05/2001 to 19/05/2009
	500,000	500,000	1.99	27/06/2001 to 26/06/2010
	50,000	50,000	1.55	20/04/2002 to 19/04/2006
	25,000	25,000	1.59	08/05/2003 to 07/05/2007
	25,000	25,000	0.98	18/10/2003 to 17/10/2007
	25,000	25,000	1.14	03/06/2004 to 02/06/2008
	25,000	25,000	1.29	19/11/2004 to 18/11/2008

Peter Seah Lim Huat	140,000	140,000	1.99	27/06/2001 to 26/06/2005
	140,000	140,000	1.55	20/04/2002 to 19/04/2006
	70,000	70,000	1.59	08/05/2003 to 07/05/2007
	70,000	70,000	0.98	18/10/2003 to 17/10/2007
	70,000	70,000	1.14	03/06/2004 to 02/06/2008
	70,000	70,000	1.29	19/11/2004 to 18/11/2008
	—	70,000	1.35	18/05/2005 to 17/05/2009
	—	70,000	1.52	23/11/2005 to 22/11/2009

SNP Corporation Ltd — Options to subscribe for ordinary shares of S$0.50 each

Tay Siew Choon	20,000	20,000	0.50	23/04/2002 to 22/04/2011
	50,000	50,000	0.69	17/04/2003 to 16/04/2007
	50,000	50,000	0.59	15/04/2004 to 14/04/2008
	—	70,000	1.19	21/04/2005 to 20/04/2009

STT Communications Ltd — Options to subscribe for ordinary shares of S$0.50 each

Lim Ming Seong	25,000	25,000	0.92	28/04/2002 to 27/04/2011
	50,000	50,000	0.50	24/11/2002 to 23/11/2011
	100,000	100,000	0.50	29/06/2003 to 28/06/2007
	150,000	150,000	0.57	30/07/2004 to 29/07/2008
	—	200,000	1.08	29/07/2005 to 28/07/2009

Sum Soon Lim	300,000	300,000	1.42	19/09/2001 to 18/09/2005
	35,000	35,000	0.92	28/04/2002 to 27/04/2006
	70,000	70,000	0.50	24/11/2002 to 23/11/2006
	200,000	200,000	0.50	29/06/2003 to 28/06/2007
	200,000	200,000	0.57	30/07/2004 to 29/07/2008
	—	300,000	1.08	29/07/2005 to 28/07/2009

Peter Seah Lim Huat	8,000	8,000	0.50	29/06/2003 to 28/06/2012
	39,000	39,000	0.57	30/07/2004 to 29/07/2013
	—	130,000	1.08	29/07/2005 to 28/07/2014

CHARTERED SEMICONDUCTOR MANUFACTURING LTD
REPORT OF THE DIRECTORS
FOR THE YEAR ENDED DECEMBER 31, 2004

Directors’ Interests (cont’d)

Related Corporations (cont’d)

			Exercise
	At beginning	At end of	Price	Exercise
	of the year	the year	S$	period

STT Communications Ltd — Options to subscribe for ordinary shares of S$0.50 each (cont’d)

Tay Siew Choon	100,000	100,000	1.42	19/09/2001 to 18/09/2010
	15,000	15,000	0.92	28/04/2002 to 27/04/2011
	30,000	30,000	0.50	24/11/2002 to 23/11/2011
	80,000	80,000	0.50	29/06/2003 to 28/06/2012
	100,000	100,000	0.57	30/07/2004 to 29/07/2013
	—	200,000	1.08	29/07/2005 to 28/07/2014

	At beginning	At end of
	of the year	the year
Singapore Food Industries Limited — Ordinary shares of S$0.05 each fully paid

Tay Siew Choon	531,000	813,000
Philip Tan Yuen Fah	20,000	40,000

			Exercise
	At beginning	At end of	Price	Exercise
	of the year	the year	S$	period

Singapore Food Industries Limited — Options to subscribe for ordinary shares of S$0.05 each

Tay Siew Choon	150,000	50,000	0.55	24/08/2002 to 23/08/2005

Philip Tan Yuen Fah	100,000	100,000	0.55	24/08/2001 to 23/08/2005
	20,000	—	0.78	30/10/2001 to 29/10/2004
	70,000	70,000	0.69	28/07/2002 to 27/07/2006
	70,000	70,000	0.78	09/08/2003 to 08/08/2007
	70,000	70,000	0.76	05/08/2004 to 04/08/2008
	—	70,000	0.80	10/06/2005 to 09/06/2009

	At beginning	At end of
	of the year	the year

SMRT Corporation Ltd — Ordinary shares of S$0.10 each fully paid

Tay Siew Choon+	30,000	30,000

StarHub Ltd — Ordinary shares of $0.40 each fully paid

Lim Ming Seong	—	60,000
Sum Soon Lim	—	20,000
Peter Seah Lim Huat	—	60,000

CHARTERED SEMICONDUCTOR MANUFACTURING LTD
REPORT OF THE DIRECTORS
FOR THE YEAR ENDED DECEMBER 31, 2004

Directors’ Interests (cont’d)

Related Corporations (cont’d)

			Exercise
	At beginning	At end of	Price	Exercise
	of the year	the year	S$	period

StarHub Ltd — Options to subscribe for ordinary shares of S$0.40 each

Lim Ming Seong	250,000	^62,500	^0.880	30/11/2003 to 29/11/2007
	75,000	^18,750	^0.880	31/05/2004 to 30/05/2008
	75,000	^18,750	^0.880	29/11/2004 to 28/11/2008
	—	^18,750	^0.960	03/04/2005 to 02/04/2009
	—	18,750	0.985	27/11/2005 to 26/11/2009

Peter Seah Lim Huat	150,000	^37,500	^0.880	30/11/2003 to 29/11/2007
	75,000	^18,750	^0.880	31/05/2004 to 30/05/2008
	75,000	^18,750	^0.880	29/11/2004 to 28/11/2008
	—	^18,750	^0.960	03/04/2005 to 02/04/2009
	—	18,750	0.985	27/11/2005 to 26/11/2009

	At beginning	At end of
	of the year	the year

Telechoice International Limited — Ordinary shares of S$0.02 each fully paid

Lim Ming Seong	—	60,000
Sum Soon Lim	—	60,000
Peter Seah Lim Huat	—	50,000
Tay Siew Choon	—	60,000

The Ascott Group Limited — Ordinary shares of S$0.20 each fully paid

Philip Tan Yuen Fah	35,181	35,181

			Exercise
	At beginning	At end of	Price	Exercise
	of the year	the year	S$	period

The Ascott Group Limited — Options to subscribe for ordinary shares of S$0.20 each

Lim Ming Seong	12,000	12,000	0.320	^^30/06/2002 to 30/12/2006

Peter Seah Lim Huat	12,000	12,000	0.353	^^05/05/2003 to 30/12/2006
	30,000	30,000	0.321	^^10/05/2004 to 30/12/2006
	—	32,000	0.418	^^31/12/2004 to 30/12/2006

Tay Siew Choon	10,000	10,000	0.370	^^21/12/2001 to 30/12/2006
	12,000	12,000	0.320	^^30/06/2002 to 30/12/2006
	12,000	12,000	0.353	^^05/05/2003 to 30/12/2006
	23,000	23,000	0.321	^^10/05/2004 to 30/12/2006

CHARTERED SEMICONDUCTOR MANUFACTURING LTD
REPORT OF THE DIRECTORS
FOR THE YEAR ENDED DECEMBER 31, 2004

Directors’ Interests (cont’d)

Related Corporations (cont’d)

	At beginning	At end of
	of the year	the year

Vertex Investment (II) Ltd — Ordinary shares of US$1.00 each fully paid

Tay Siew Choon*	2	2

Vertex Technology Fund Ltd — Ordinary shares of US$1.00 each fully paid

Lim Ming Seong ++	300	300
Sum Soon Lim	300	300
Tay Siew Choon ++	20	20

Vertex Technology Fund (II) Ltd — Ordinary shares of US$1.00 each fully paid

Lim Ming Seong +++	50	50
Sum Soon Lim	500	500
Tay Siew Choon +++	500	500

Vertex Technology Fund (II) Ltd — Redeemable Preference Shares of US$0.01 each fully paid

Lim Ming Seong +++	50	50
Sum Soon Lim	500	485
Tay Siew Choon +++	500	500

*	Held in the name of United Overseas Bank Trustee Limited

+	Held in the name of DBS Nominees (Private) Limited

++	Held in the name of HSBC Trustee (Singapore) Limited

+++	Held in the name of Ballas Nominees (Private) Limited

#	Conditional award of ordinary shares of S$0.25 each in Singapore Computer Systems Limited under the Green Dot Capital Restricted Stock Plan

##	Adjustment to exercise prices and/or number of share options for unexercised share options under the CapitaLand Share Option Plan in respect of the distribution in specie of units in CapitaCommerical Trust to CapitaLand shareholders

###	Pursuant to the 5:1 stock split effected at Indosat’s EGM on March 8, 2004, the number of shares, par value and exercise price of shares have been correspondingly changed and these figures above reflect the figures following the share split

^	On August 16, 2004, the company consolidated every four ordinary shares of par value of S$0.10 each into one ordinary share of par value S$0.40 each. Accordingly, adjustment was made to exercise prices and number of share options for unexercised share options under the StarHub Share Option Plan

CHARTERED SEMICONDUCTOR MANUFACTURING LTD
REPORT OF THE DIRECTORS
FOR THE YEAR ENDED DECEMBER 31, 2004

Directors’ Interests (cont’d)

Related Corporations (cont’d)

^^	Pursuant to the existing Share Option Plan of The Ascott Limited (“Ascott”), Singapore Technologies Pte Ltd (“STPL”) has been designated as the parent company. Employees of STPL as parent group employees were granted options (“Options”) to subscribe for ordinary shares in the capital of Ascott

Arising from a restructuring between Temasek Holdings (Private) Limited and STPL which was completed in December 2004, STPL ceased to be the parent company of Ascott. Employees of STPL ceased to be employees of STPL with effect from January 1, 2005. Pursuant to the rules of the Share Option Plans, the ERCC of Ascott agreed that the Options then held by each of such former employees of STPL shall not lapse, that the vesting periods (if any) in respect of such Options shall be fully accelerated and that such Options shall continue to be exercisable for a period of 2 years from December 31, 2004

Directors’ Interests in Contracts

During the financial year, two of the directors of the Company received advisory fees from related companies in their capacity as Corporate Advisors to these companies for provision of strategic, organizational and corporate finance advisory services.

Except as disclosed in this report, since the end of the last financial year, no director has received or become entitled to receive a benefit by reason of a contract made by the Company or a related corporation with the director or with a firm of which he is a member or with a company in which he has a substantial financial interest.

CHARTERED SEMICONDUCTOR MANUFACTURING LTD
REPORT OF THE DIRECTORS
FOR THE YEAR ENDED DECEMBER 31, 2004

Share Options

Details of options on unissued shares of the Company are set out below:-

		Aggregate	Aggregate
		options	options
		granted	exercised/	Aggregate
		since	lapsed since	options
	Options	commencement	commencement	outstanding
	granted	of Scheme to	of Scheme to	as at the
	during the	the end of	the end of the	end of the
Name of	financial year	financial year	financial year	financial year
participant	under review	under review	under review	under review

Directors of the Company
James A. Norling	110,000	1,626,631	—	1,626,631
Lim Ming Seong	90,000	414,436	—	414,436
Chia Song Hwee	1,220,000	6,688,391	—	6,688,391
Sum Soon Lim	60,000	647,490	152,392	495,098
Robert Edmund La Blanc	60,000	384,580	65,312	319,268
Andre Borrel	85,000	627,488	82,390	545,098
Charles E Thompson	60,000	454,912	100,478	354,434
Tsugio Makimoto	60,000	307,546	—	307,546
Tay Siew Choon	60,000	454,073	—	454,073
Peter Seah Lim Huat	85,000	240,330	—	240,330
Philip Tan Yuen Fah	85,000	85,000	—	85,000

Except as set out above and in the accompanying financial statements:

(i)	during the financial year, there were no options granted by the Company or its subsidiaries to any person to take up unissued shares in the Company or its subsidiaries;

(ii)	during the financial year, there were no shares issued by virtue of any exercise of option to take up unissued shares of the Company or its subsidiaries; and

(iii)	as at the end of the financial year, there were no unissued shares of the Company or its subsidiaries under option.

None of the persons to whom options have been granted by the Company have any right to participate by virtue of the option in any share issue of any other company.

CHARTERED SEMICONDUCTOR MANUFACTURING LTD
REPORT OF THE DIRECTORS
FOR THE YEAR ENDED DECEMBER 31, 2004

Audit Committee

The financial statements, accounting policies and system of internal accounting controls are the responsibility of the Board of Directors acting through the Audit Committee. The Committee met during the year to review the scope of work of the internal auditors and of the statutory auditors, and the results arising therefrom, including their evaluation of the system of internal controls. The Committee reviewed the independence of the statutory auditors, as well as the assistance given by the Company’s officers to the auditors. The announcements of results and the audited financial statements were reviewed by the Committee prior to their submission to the directors of the Company for adoption.

The Committee has recommended to the Board of Directors that the auditors, KPMG, be nominated for re-appointment as auditors at the forthcoming Annual General Meeting of the Company.

Auditors

The auditors, KPMG, have indicated their willingness to accept re-appointment.

On behalf of the Board of Directors

JAMES A. NORLING
Chairman

CHIA SONG HWEE
President and CEO

Singapore

February 24, 2005

CHARTERED SEMICONDUCTOR MANUFACTURING LTD
REPORT OF THE DIRECTORS
FOR THE YEAR ENDED DECEMBER 31, 2004

In our opinion:

(a)	the US GAAP financial statements set out on pages F-2 to F-33, F-35 and F-36 are drawn up so as to give a true and fair view of the consolidated and unconsolidated state of affairs of the Company as at December 31, 2004 and of the consolidated results of the business and consolidated cash flows of the Company for the year ended on that date; and

(b)	at the date of this statement there are reasonable grounds to believe that the Company will be able to pay its debts as and when they fall due.

The Board of Directors has authorized these financial statements for issue on the date of this statement.

On behalf of the Board of Directors

JAMES A. NORLING
Chairman

CHIA SONG HWEE
President and CEO

Singapore

February 24, 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders of Chartered Semiconductor Manufacturing Ltd:

We have audited the financial statements of Chartered Semiconductor Manufacturing Ltd and subsidiaries (the “Group”) as of December 31, 2004 and 2003, and for each of the years in the three-year period ended December 31, 2004, and have issued our report thereon dated February 4, 2005.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion:

(a)	the consolidated financial statements of the Group and the balance sheet of the Company are properly drawn up in accordance with the provisions of the Companies Act, Chapter 50 (the “Act”) to give a true and fair view of the state of affairs of the Group and of the Company as at December 31, 2004 and of the statements of operations, comprehensive income (loss), shareholders’ equity and cash flows of the Group for the year ended on that date; and

(b)	the accounting and other records required by the Act to be kept by the Company and by those subsidiaries incorporated in Singapore of which we are the auditors have been properly kept in accordance with the provisions of the Act.

KPMG
Certified Public Accountants

Singapore

February 4, 2005

CHARTERED SEMICONDUCTOR MANUFACTURING LTD

ADDITIONAL INFORMATION

Information on the employee share option plan are set out on page A-2.

Economic value added statements are set out on page A-2.

Details of directors’ remuneration are set out on page A-4.

Statistics on the shareholders of the Company are set out on page A-5.

CHARTERED SEMICONDUCTOR MANUFACTURING LTD
ADDITIONAL INFORMATION

Employee Share Option Plan

Share Options Granted During the Year

						Exercise
Date of	Balance at			Balance at	Exercise	Price
Grant	Date of Grant	Lapsed	Exercise	31/12/2004	Period	S$	Expiry Date
27/02/2004	1,350,150	22,100	—	1,328,050	27/02/2005 to 27/02/2009	1.70	27/02/2009
27/02/2004	16,044,670	657,700	—	15,386,970	27/02/2005 to 27/02/2014	1.70	27/02/2014
30/07/2004	3,010,000	7,500	7,500	2,995,000	30/07/2004 to 30/07/2014	1.02	30/07/2014
01/11/2004	200,000	—	—	200,000	01/11/2005 to 01/11/2014	1.02	01/11/2014
01/12/2004	300,000	—	—	300,000	01/12/2004 to 01/12/2014	1.03	01/12/2014

	20,904,820	687,300	7,500	20,210,020

Economic Value Added (EVA)
(in US$million)

	2003	2004
Adjusted net operating loss before tax	(305)	(16)
Adjust for:
Equity in income of SMP	23	28
Interest expense	42	30
Imputed interest on present value of operating leases	3	4
Amortization of accumulated capital charge	(53)	(59)
Others	—	(3)

Adjusted loss before interest and tax	(290)	(16)
Cash operating taxes	(16)	(8)

Net operating loss after tax (NOPAT)	(306)	(24)
Average capital employed (Note 1)	3,531	3,749
Weighted average cost of capital (Note 2)	9.0%	9.8%
Capital charge	(318)	(367)

Group EVA	(624)	(391)
Less:
Minority share of EVA	(10)	—

Group EVA attributable to ordinary shareholders	(614)	(391)

EVA spread	(18%)	(10%)

Note 1:	Monthly average share capital plus interest bearing liabilities, timing provision, goodwill amortized and present value of operating leases.

	2003	2004
Major Capital Components (in US$ million):
Long-term debt	1,035	923
Short-term debt	129	267
Equity	2,620	2,623
Others	(253)	(64)

	3,531	3,749

CHARTERED SEMICONDUCTOR MANUFACTURING LTD
ADDITIONAL INFORMATION

Note 2:	The Weighted Average Cost of Capital is calculated in accordance to Singapore Technologies (“ST”) Group EVA Policy as follows:

i)	Cost of Equity using Capital Asset Pricing Model with market risk premium at 6.0%;

ii)	Risk-free rate 3.78% (2003: 2.78%) based on yield-to-maturity of Singapore Government 10 years Bonds;

iii)	Ungeared beta at 1.2 based on ST risk categorization; and

iv)	Cost of debt rate at 3.70% (2003: 2.68%) using 5-year Singapore Dollar Swap Offered rate plus 75 basis point.

Value Added

	2003	2004
Value added per employment cost (in US$ thousand)	2.7	3.9
Value added per employee (in US$ thousand)	96	181

Directors’ Remuneration

The remuneration of directors of the Company falls within the following ranges:-

	Number of Directors
	2003		2004
S$500,000* and above	1		1
S$250,000* to S$499,999*	—		—
Below S$250,000*	14	**	10

	15		11

*	The Directors’ remuneration has been translated from United States dollar amounts to Singapore dollars as of December 31, 2004 at an exchange rate of S$1.645 = US$1.00.

**	During 2003, two Directors retired from the Board, two Directors resigned and one new Director was appointed to the Board.

CHARTERED SEMICONDUCTOR MANUFACTURING LTD
ADDITIONAL INFORMATION

Summary compensation table for the year ended December 31, 2004

(in US$ thousands)

						Options
				Directors'		Granted	Exercise	Exercise
	Salary (1)	Bonus (2)	Others (3)	Fees (4)	Total	in 2004	Price	Period
James A. Norling	—	—	—	85	85	110,000	S$1.70	27/02/2005 to 27/02/2009
Lim Ming Seong	—	—	—	45	45	90,000	S$1.70	27/02/2005 to 27/02/2009
Chia Song Hwee	416	—	29	—	445	1,220,000	S$1.02 - S$1.70	30/07/2004 to 30/07/2014
Sum Soon Lim	—	—	—	40	40	60,000	S$1.70	27/02/2005 to 27/02/2009
Robert E La Blanc	—	—	—	45	45	60,000	S$1.70	27/02/2005 to 27/02/2009
Andre Borrel	—	—	—	53	53	85,000	S$1.70	27/02/2005 to 27/02/2009
Charles E Thompson	—	—	—	45	45	60,000	S$1.70	27/02/2005 to 27/02/2009
Tsugio Makimoto	—	—	—	35	35	60,000	S$1.70	27/02/2005 to 27/02/2009
Tay Siew Choon	—	—	—	39	39	60,000	S$1.70	27/02/2005 to 27/02/2009
Peter Seah Lim Huat	—	—	—	35	35	85,000	S$1.70	27/02/2005 to 27/02/2009
Philip Tan Yuen Fah	—	—	—	38	38	85,000	S$1.70	27/02/2005 to 27/02/2009

Total as of December 31, 2004	416	—	29	460	905

Total as of December 31, 2003	295	11	34	431	771

(1)	Base salary (inclusive of employers’ Central Provident Fund (CPF)). The increase in Mr. Chia Song Hwee’s salary in 2004 was due to the restoration of a 30% pay cut in January 2004. The pay cut was effected in June 2002.

(2)	Economic Value Added (EVA) (inclusive of employers’ CPF).

(3)	Allowances (inclusive of employers’ CPF) and others.

(4)	The increase in Directors’ fees in 2004 was due to restoration of a 50% cut in the Directors’ attendance fees in January 2004. The cut in the attendance fees was effected in 2001.

CHARTERED SEMICONDUCTOR MANUFACTURING LTD
ADDITIONAL INFORMATION

Shareholding Statistics as of
February 7, 2005

Twenty Largest Shareholders

No.	Name Of Shareholder	No. of Shares	%

1	Singapore Technologies Semiconductors Pte Ltd	1,510,324,883	60.19
2	DBS Nominees Pte Ltd	91,987,307	3.67
3	Raffles Nominees Pte Ltd	87,452,025	3.49
4	Citibank Nominees Singapore Pte Ltd	73,051,191	2.91
5	HSBC (Singapore) Nominees Pte Ltd	46,151,560	1.84
6	United Overseas Bank Nominees Pte Ltd	35,717,456	1.42
7	Morgan Stanley Asia (Singapore) Pte Ltd	20,075,467	0.80
8	BNP Paribas Noms Singapore Pte Ltd	18,279,864	0.73
9	OCBC Securities Pte Ltd	14,623,315	0.58
10	OCBC Nominees Singapore Pte Ltd	14,480,778	0.58
11	UOB Kay Hian Pte Ltd	13,008,000	0.52
12	DB Nominees (S) Pte Ltd	10,463,380	0.42
13	Merrill Lynch (Singapore) Pte Ltd	9,434,449	0.37
14	Phillip Securities Pte Ltd	7,841,093	0.31
15	Kim Eng Securities Pte Ltd	7,334,086	0.29
16	DBS Vickers Securities (S) Pte Ltd	5,197,001	0.21
17	HL Bank Nominees (S) Pte Ltd	4,883,000	0.19
18	Citibank Consumer Nominees Pte Ltd	4,523,462	0.18
19	Tee Goon Eng	3,244,000	0.13
20	Hong Leong Finance Nominees Pte Ltd	2,956,400	0.12

	GRAND TOTAL	1,981,028,717	78.95

	No. of
Size of Holding	Shareholders	%	No. of Shares	%

1 - 999	874	1.61	262,597	0.01
1,000 - 10,000	42,764	78.97	168,773,465	6.73
10,001 - 1,000,000	10,480	19.36	337,235,749	13.44
1,000,001 and above	33	0.06	2,002,967,197	79.82

	54,151	100.00	2,509,239,008	100.00

Substantial Shareholders :

Name of Shareholder	Direct Interest	Deemed Interest

Temasek Holdings (Private) Limited	—	1,515,777,883
Singapore Technologies Semiconductors Pte Ltd	1,510,324,883	—

Note:

•	‘Substantial Shareholders’ are those shareholders who own at least 5% of the equity of the Company.

•	Singapore Technologies Semiconductors Pte Ltd or ST Semiconductors, is a wholly-owned subsidiary of Temasek Holdings (Private) Limited, or Temasek. By virtue of Section 7 of the Companies Act, Cap. 50, Temasek is deemed to have an interest in (a) the 1,510,324,883 ordinary shares held by ST Semiconductors; and (b) the 5,453,000 ordinary shares held by other companies within the Temasek group.